EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-19804,  33-19805,  33-35309,  33-50680,  33-52073,  33-54899,  33-59325,  33-61285,  333-88089,  333-88091,  333-84480,  333-84414,  333-107354 and 333-115298)  pertaining to the various employee benefit plans of Johnson Outdoors Inc. of our reports dated January 2, 2009, with respect to the consolidated financial statements of Johnson Outdoors Inc. and the effectiveness of internal control over financial reporting of Johnson Outdoors Inc., included in the Annual Report on Form 10-K for the year ended October 3, 2008.

/s/ Ernst & Young LLP
Ernst & Young LLP

Milwaukee, Wisconsin
January 2, 2009